Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-130549
Issuer Free Writing Prospectus, dated November 8, 2006

NRG Energy, Inc.
$1,100,000,000 aggregate principal amount of 7.375% Senior Notes due 2017
The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement referenced below if you request it by calling toll-free 1-866-500-5408.
The following information supplements the Preliminary Prospectus Supplement, dated November 6, 2006, filed pursuant to Rule 424(b)(3) promulgated under the Securities Act, Registration Statement No. 333-130549.

Issuer:	NRG Energy, Inc.

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated

Title of securities:	7.375% Senior Notes due 2017 (the “Notes”)

Aggregate principal amount offered:	$1,100,000,000 principal amount of Notes

Principal amount per bond:	$5,000

Price to Public:	100% of principal amount

Net proceeds to NRG, after Underwriters’ discount, but before other offering expenses:	$1,083,500,000

Underwriters’ discount:	1.5%

Estimated expenses of notes offering (not including Underwriters’ discount):	$300,000

Annual interest rate:
Coupon:	7.375%
Yield:	7.375%

Interest payment dates:	January 15 and July 15 of each year, commencing July 15, 2007

Record Dates:	January 1, July 1

Maturity:	January 15, 2017

Optional Redemption:	At any time prior to January 15, 2010, NRG may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the indenture at a redemption price of 107.375% of their principal amount, plus accrued and unpaid interest to the redemption date, with the proceeds of one or more equity offerings, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated November 6, 2006.

	On or after January 15, 2012, NRG may on any one or more occasions redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 15 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

	2012	103.688%
	2013	102.458%
	2014	101.229%
	2015 (and thereafter)	100%

Ranking:	Senior unsecured

Trade date:	November 8, 2006

Settlement date:	November 21, 2006

CUSIP:	629377 AX O

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